Exhibit 4.6

SEABEE

SURFACE LEASE AGREEMENT

between

The Government of Saskatchewan

and

Claude Resources Inc.

TABLE OF CONTENTS

Part I Land Tenure

Lease of Land	1
Rental Charges	1
Use of Lands	2
Payment of Taxes	3
Improvements and Roadways	3
Access to Lease Lands	4

Part II Occupational Health and Safety of Workers and Environmental Protection

Occupational Health and Safety of Workers	6
Environmental Protection	7

Part III Direct Employment & Economic Benefits for Residents of Saskatchewan’s North

Intent	10
Employment Policies and Practices	10
Training and Development Program	11
Commercial Opportunities	12
Compensation	13
Monitoring	13

Part IV Miscellaneous Provisions

Compliance with Relevant Statutes	15
Termination of Agreement	15
Arbitration	16
Assignments	18
Indemnity	19
Force Majeure	19
Notices	20
Term of Agreement	21
Place of Business	22
Confidentiality	22
Binding Effect	22
Other Leases	22
Scope of Covenants	22

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Continuing Obligations	23

Part V Construction of Agreement

Interpretation	24
Entire Agreement	25
Signature Page	26

APPENDICES

Appendix “A” -	Seabee Mine Site Map Showing Existing Mine Leases and Proposed Annex dated May 1, 2002

Appendix “B” -	“Guidelines for Environmental Protection During Road Construction,” Saskatchewan Environment, December 1993

Appendix “C” -	“Guidelines for Environmental Protection During Development and Restoration of Sand and Gravel Pits,” Saskatchewan Environment, September 1983, reprinted November 1987

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LEASE AGREEMENT

THIS AGREEMENT, effective June 4 2002

BETWEEN:

The Government of Saskatchewan as represented by the Minister of Saskatchewan Northern Affairs and the Minister of Saskatchewan Environment, (hereinafter referred to as the “Minister”)

- and -

Claude Resources Inc., a corporation incorporated under the laws of Canada and registered to carry on business in the Province of Saskatchewan, (hereinafter referred to as the “Lessee”).

WHEREAS:

Claude Resources Inc. is a mining company based in Saskatoon, Saskatchewan and is the holder of a number of mineral dispositions from which they established a gold mine that commenced production in 1991;

In 1997, Claude Resources Inc. and its wholly-owned subsidiary Centaur Mining Contractors installed a new shaft and hoist at the mine site to allow access to additional ore reserves below the 440-metre level;

In 1998, Claude Resources Inc. consolidated a number of small mineral dispositions into Mineral Lease 5519 and converted part of claim CBS 7057 to Mineral Lease 5520;

Effective December 31, 2000, Claude Resources Inc.’s wholly-owned subsidiary, Centaur Mining Contractors, was amalgamated with Claude Resources Inc.;

At commissioning of operations, Claude Resources Inc. received approval to deposit mill effluents and tailings into the de-watered East Lake tailings management facility having a predicted design capacity for approximately five years of mill production. Despite extensive modifications to milling processes to reduce the amount of water required in the mill,

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resulting in lower volumes of tails being placed in the East Lake tailings management facility, its capacity will be reached by the third quarter of 2002.

To continue production beyond 2002, a new tailings management facility is needed. In July 2001, Claude Resources Inc. prepared and submitted an Environmental Impact Statement for construction of a new tailings management facility.

It is the intention of the Minister and Claude Resources Inc. to negotiate a new lease, replacing the existing Seabee Project Surface Lease Agreement issued July 5, 1990, to afford additional Crown land surface rights necessary to accommodate a new tailings management facility;

The Province of Saskatchewan is the owner of the Lease Lands and has agreed to grant such application for a Surface Lease under the authority of The Forest Resources Management Act, The Provincial Lands Act, and all Saskatchewan legislation regarding the disposition of surface rights, and the regulations made thereunder; and

Claude Resources Inc. and the Minister acknowledge that this Agreement does not abrogate or derogate from any existing Aboriginal and treaty rights of Aboriginal peoples of northern Saskatchewan that are recognized and affirmed by Section 35 of The Constitution Act, 1982.

NOW THEREFORE the Parties agree as follows:

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PART I

LAND TENURE

Article 1.0 Lease of Land

1.1	The Minister hereby leases to the Lessee the Lease Lands, located in the Province of Saskatchewan at approximate UTM Grid Zone 13/6171600mN/586700mE on NTS mapsheet 63M12, constituting the surface area described on the provisional map titled Seabee Mine Site Map Showing Existing Mine Leases and Proposed Annex dated May 1, 2002, attached hereto as Appendix “A” and containing approximately 537 hectares, more or less (hereinafter referred to as the “Lease Lands”).

1.2	To more precisely define the Lease Lands which are the subject of this Agreement, the Lessee shall, within one year following the effective date of this Agreement, prepare and deliver to the Minister a legal plan of survey, duly filed at the appropriate Saskatchewan Land Titles Office pursuant to The Land Titles Act or approved by the Controller of Surveys of the Land Surveys Directory pursuant to The Land Surveys Act, 2000, as the situation may require. Such legal plan of survey shall become Appendix “A” in the place and stead of the current Appendix “A”.

1.3	The Lessee shall provide to the Minister of Saskatchewan Environment on the first day of April each year, information as to the portion of the Lease Lands that has been developed, in such detail as is necessary to calculate rent or other charges.

1.4	If the Lessee fails to comply with the requirements set out in Article 1.3, the Minister of Saskatchewan Environment may determine the portion of the Lease Lands which has been developed, for purposes of calculating rent or other charges in accordance with The Resource Lands Regulations, 1989.

Article 2.0 Rental Charges

2.1	The Lessee shall pay to the Minister of Saskatchewan Environment at the Sustainable Land Management Branch in Prince Albert, Saskatchewan, the rent and any additional charges, as are prescribed for Provincial Lands by The Resource Lands Regulations, 1989 under The Provincial Lands Act.

2.2	Payments required by Article 2.1 are due yearly in advance on the first day of June. The Parties acknowledge that this Agreement replaces an existing Surface Lease and the Minister of Saskatchewan Environment will consider, in calculating lease fees due and payable upon the new Surface Lease, the amount of monies, if any, already submitted by the Lessee for Lease fees due and payable upon the existing Surface Lease.

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Article 3.0 Use of Lands

3.1	Subject to the terms of this Agreement, the Lessee shall be entitled to the use and occupation of the Lease Lands for the term of this Agreement.

The Lessee shall:

(a)	obtain and comply with the terms of any permit, licence, approval, permission or consent required by and issued pursuant to any and all laws in force in the Province of Saskatchewan; and

(b)	comply with the terms of and maintain in good standing for the duration of this Agreement the mineral dispositions underlying the Lease Lands and registered in whole or in part to the Lessee pursuant to The Mineral Disposition Regulations, 1986 or The Crown Minerals Act.

3.2	The Lessee shall not use the Lease Lands for any purpose other than those necessary for:

(a)	the exploration for, mining, milling and transporting on the Lease Lands of gold bearing ore or other mineral bearing material including any byproducts, but excluding uranium-ore material, and including all de-watering activities related thereto;

(b)	the construction and operation of a mill for processing mineral ore, or other substances approved by the Minister of Saskatchewan Environment including the byproducts related thereto;

(c)	the construction and use of tailings ponds and waste management facilities;

(d)	the construction and use of camp facilities and ancillary facilities required for employee accommodation and recreation;

(e)	the construction, modification and use of all buildings, structures, facilities, machinery, equipment, supplies, air strips, power, fuel and water supply, roads and all other support and service facilities relating to the construction and operation of the mine, mill or other permitted site activities;

(f)	the reclamation, decommissioning and post-decommissioning monitoring of the Lease Lands, and the buildings, structures and facilities located thereon; and

(g)	such other purposes relating to mining, processing and transportation,

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including the construction and use of facilities related thereto, as may be approved by the Minister of Saskatchewan Environment.

3.3	The Lessee may construct other buildings or structures not authorized under Article 3.2, with the prior written consent of the Minister of Saskatchewan Environment.

3.4	The Lessee shall have the right to remove timber from the Lease Lands where such removal is necessary for its operations, subject to first obtaining and complying with any necessary permits.

3.5	The Lessee shall have the right to remove and/or use sand and gravel from the Lease Lands where such removal and/or use is necessary for the Seabee project, subject to completing and submitting Sand and Gravel Royalty Return Reports and payment of applicable royalties to the Sustainable Land Management Branch of Saskatchewan Environment in Prince Albert on a quarterly basis, with such reports and payments being due within 30 days after March 31, June 30, September 30 and December 31, unless otherwise specified in The Resource Lands Regulations, 1989. However, the Lessee shall not be required to submit a Sand and Gravel Royalty Return Report or pay any royalties in respect to any sand or gravel derived from rock, mine waste or other byproduct of the Seabee project.

3.6	The Lessee shall obtain written approvals for the right to use or divert surface or ground water from any water body or aquifer located in whole or in part on the Lease Lands, and for the construction and operation of waterworks for that purpose, as required under the provisions of The Water Corporation Act and any other Applicable Laws.

Article 4.0 Payment of Taxes

4.1	The Lessee shall pay all royalties, charges, taxes, rates and assessments, whatsoever, whether municipal, provincial, or otherwise, charged by or payable pursuant to provincial or federal legislation, which may at any time during the term of this Agreement be charged upon or become payable in respect of the occupation of the Lease Lands, or of any business or operations conducted by the Lessee on the Lease Lands.

Article 5.0 Improvements and Roadways

5.1	The Lessee shall comply with the terms, conditions and requirements of the Guidelines for Environmental Protection During Road Construction (Appendix “B”) and the Guidelines for Environmental Protection During Development and Restoration of Sand and Gravel Pits (Appendix “C”). The Lessee shall avoid unnecessary road construction.

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Article 6.0 Access to Lease Lands

6.1	In this Article “authorized employees” means:

(a)	employees of Saskatchewan Labour who are authorized by the Minister of Saskatchewan Labour;

(b)	employees of Saskatchewan Environment who are authorized by the Minister of Saskatchewan Environment;

(c)	employees of Saskatchewan Northern Affairs who are authorized by the Minister of Saskatchewan Northern Affairs;

(d)	employees of Saskatchewan Learning who are authorized by the Minister of Saskatchewan Learning;

(e)	employees of Saskatchewan Industry and Resources who are authorized by the Minister of Saskatchewan Industry and Resources;

(f)	employees of Saskatchewan Water Corporation who are authorized by the President of Saskatchewan Water Corporation; and

(g)	any other person authorized by the applicable Minister to monitor compliance by the Lessee with the provisions of this Agreement.

6.2	The Lessee shall provide the Minister or the employees specified in Articles 6.1(a), (b), (e), (f) and (g) with access to the Lease Lands, with or without prior notice to the Lessee, together with the right to take necessary equipment onto the Lease Lands for the purpose of monitoring compliance by the Lessee with the provisions of Parts I, II, and IV of this Agreement. Upon request, the Lessee shall furnish the applicable Minister or such employees with such information as may be required in order to monitor compliance by the Lessee with the provisions of this Agreement.

6.3	The authorized employees specified in Articles 6.1(c) and (d) shall, upon reasonable prior notice to the Lessee, have access to the Lease Lands at any reasonable time for monitoring the Lessee’s compliance with the provisions of Part III of this Agreement. Upon request, the Lessee shall furnish the applicable Minister and such authorized employees with such information as may be required in order to monitor compliance by the Lessee with the provisions of Part III of this Agreement.

6.4	Authorized employees of Saskatchewan Environment shall have access to the Lease Lands at any reasonable time for resource management purposes.

6.5	In furtherance of the obligations of the Lessee contained in Articles 6.2 and 6.3, the

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Lessee agrees, on reasonable notice, to provide the applicable Minister and a reasonable number of authorized employees utilization of the landing strip owned and operated by the Lessee at the mine site, site transportation, meals and accommodation as is necessary and available. The Lessee shall be entitled to charge for such transportation, meals and accommodation at rates established by the Lessee each year.

6.6	The Lessee shall:

(a)	provide reasonable public access to the Lease Lands required for the purpose of acquiring underlying mineral rights; and

(b)	provide reasonable access, when the Minister of Saskatchewan Environment so authorizes, to valid mineral disposition holders for the purpose of exploring and commercially developing their dispositions underlying the Lease Lands provided, however, that the Lessee shall not be responsible or liable for the acts or omissions of such person, or their employees, agents or contractors while on the Lease Lands pursuant to such authorization of the Minister of Saskatchewan Environment.

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PART II

OCCUPATIONAL HEALTH AND SAFETY OF WORKERS AND ENVIRONMENTAL PROTECTION

Article 7.0 Occupational Health and Safety of Workers

7.1	The Lessee agrees to cooperate with Saskatchewan Labour in order for the Department to be satisfied that the operations of the Lessee on and in respect of the Lease Lands are in accordance with all laws and regulations. Without restricting the generality of Article 15.0, the Lessee shall comply with: The Occupational Health and Safety Act, 1993 and the Regulations and codes of practice made pursuant to that Act, and The Radiation Health and Safety Act, 1985 and the Regulations made pursuant to that Act.

7.2	The Lessee agrees that its safety program will be monitored, administered and controlled by the Lessee in compliance with The Occupational Health and Safety Act, 1993 and all applicable Regulations thereunder, and with the involvement of the Occupational Health Committee established pursuant to Part III of The Occupational Health and Safety Act, 1993 and Part IV of The Occupational Health and Safety Regulations.

7.3	(a)	Where, in the opinion of an authorized employee of Saskatchewan Labour, the Lessee is contravening or has contravened any provision of this Article 7.0, The Occupational Health and Safety Act, 1993 and associated Regulations or The Radiation Health and Safety Act, 1985 and associated Regulations in circumstances which make it likely that the contravention will continue or will be repeated, such authorized employee may serve on the Lessee a notice of contravention stating the provision which is being or has been contravened and the reasons which make the authorized employee of the above opinion, and requiring the Lessee to remedy the contravention within the period specified in the notice.

	(b)	The appeal provisions of The Occupational Health and Safety Act, 1993 (currently found in Part VIII of such Act) apply to any notice of contravention served under Article 7.3(a).

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Article 8.0 Environmental Protection

8.1	The Lessee shall comply with the terms and conditions of any Ministerial Approval obtained from the Minister of Saskatchewan Environment under The Environmental Assessment Act, The Environmental Management and Protection Act, The Clean Air Act, and associated Regulations thereunder.

8.2	As may be required under any permit, license, approval, permission or consent required by and issued pursuant to any and all laws in force in the Province of Saskatchewan, the Lessee shall submit for the approval of Saskatchewan Environment (hereinafter “the Department”), prior to their implementation, all design plans for the management of waste rock and any other solid or liquid effluent or air emission, including those for dewatering processes, wastewater handling and treatment, domestic wastewater treatment, air pollution abatement or other operations with potential environmental impacts.

8.3	The Lessee shall ensure that in all its activities the quantities and concentrations of contaminants released into receiving waters, lands and the atmosphere are as low as is reasonably achievable, taking into account social and economic factors, and that, in any case, they shall not exceed the discharge limits established in legislation and/or Regulations for which the Department is responsible.

8.4	The Lessee shall prepare, in consultation with the Department, a program to monitor discharges and to measure the environmental effects of the Seabee project, and shall implement the program as approved by the Department. The Lessee shall implement any changes to the monitoring program as may from time to time be reasonably required by the Department and shall take any mitigative or remedial measures as may be required by the Department following review of the program data.

8.5	Prior to the storage upon the Lease Lands or transit to or from the Lease Lands of any hazardous substances or waste dangerous goods, the Lessee shall prepare and adhere to an Environmental Contingency Plan that complies with The Hazardous Substances and Waste Dangerous Goods Regulations. Thereafter, the Lessee shall modify the Environmental Contingency Plan periodically as may be required by the Department based on inspections.

8.6	As required under Regulations for which the Department is responsible, as referenced in Article 8.1 hereof and exemplified in Articles 8.9 to 8.11 below, the Lessee shall develop and submit all Decommissioning and Reclamation Plans, including specific plans for post-decommissioning monitoring, for approval by the Department.

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8.7	Without limiting the generality of the foregoing, the Parties agree that:

(a)	the Lessee shall obtain any approvals and establish any assurance funds required by The Mineral Industry Environmental Protection Regulations, 1996, as amended from time to time and hereinafter referred to as the “MIEP Regulations;”

(b)	the Minister of Saskatchewan Environment, where he considers it necessary, may:

	(i)	enforce any security, call in, cash or redeem any security or other instrument, or take any other action that the Minister considers necessary to realize on the assurance fund; or

	(ii)	require that all or part of the assurance fund be used to decommission and reclaim all or part of the mining site, as defined in the MIEP Regulations, for which the assurance fund was approved in accordance with the decommissioning and reclamation plan approved for that mining site or in any other manner the Minister considers appropriate.

8.8	The Lessee shall prepare Decommissioning and Reclamation Plans, as required by the Department, and reclaim the Lease Lands on an ongoing basis throughout the term of this Agreement including, once they are no longer needed and without limitation, the mining site and individual pollutant control facilities as defined in the MIEP Regulations.

8.9	The Lessee shall implement final Decommissioning and Reclamation plans, as approved by the Department for the entire mining site, according to the time frame set out in the Decommissioning and Reclamation plans, upon:

(a)	a decision by the Lessee to permanently cease operations at the Seabee project;

(b)	the inability of the Lessee to obtain necessary regulatory approvals to introduce or to continue with the mining, crushing, processing or transporting of gold bearing ore or other mineral bearing material, excluding uranium ore material; or

(c)	the reasonable direction of the Department.

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8.10	In the event the Lessee permanently ceases operations or this Agreement is terminated without a replacement agreement being entered into, and no final Decommissioning and Reclamation Plans for the entire mining site have been approved by the Department, the Lessee shall carry out any decommissioning and reclamation procedures as may be required by the Department.

8.11	For the purposes of Articles 8.8 to 8.10 inclusive, the Lessee shall, if required by the Department, enter into a new Surface Lease Agreement for such length of time as may be necessary to complete decommissioning and reclamation of the Lease Lands and facilities located thereon to the satisfaction of the Department.

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PART III

DIRECT EMPLOYMENT AND ECONOMIC BENEFITS FOR RESIDENTS OF SASKATCHEWAN’S NORTH

Article 9.0 Intent

9.1	The Parties recognize that the operations of the Lessee on and in respect of the Lease Lands represent a development with the potential to provide meaningful employment and businesses benefits to Residents of Saskatchewan’s North.

9.2	It is the intent of the Parties to provide a cooperative atmosphere for the Lessee to maximize project-related employment and economic opportunities for Residents of Saskatchewan’s North as defined in the Seabee Project Human Resource Development Agreement.

9.3	The Parties agree that the provisions of this Part of the Agreement establish a mutually agreed upon framework of reasonable expectations and measurable objectives in sufficient detail to facilitate the Parties’ attainment of these objectives and to allow effective monitoring and evaluation of the Parties’ performance. The Parties further agree that the commitments contained in this Part III are subject to social and economic factors, and good Canadian mining practice.

9.4	The Lessee shall use its best efforts to establish employment, contracting and local purchasing policies and practices, and development programs consistent with the intent of this Article.

9.5	The Parties expressly acknowledge and agree that nothing in this Part III is intended to or does require the Parties to undertake any practice or policy which contravenes any provision of The Canadian Human Rights Act or The Saskatchewan Human Rights Code, any Regulations enacted pursuant thereto or any policy or guidelines of the Canadian Human Rights Commission or the Saskatchewan Human Rights Commission.

Article 10.0 Employment Policies and Practices

10.1	The Lessee shall, in consultation with Saskatchewan Learning and Saskatchewan Northern Affairs, use its best efforts to establish and implement northern employment policies and practices affording preferential consideration to Residents of Saskatchewan’s North as exemplified below:

(a)	the Lessee and Saskatchewan Learning agree to review and update the existing Human Resource Development Agreement, to be completed no later than three (3) months following the signing of this Agreement;

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(b)	the Lessee shall prepare and submit a Human Resource Development Plan each year to Saskatchewan Learning in accordance with the Human Resource Development Agreement referred to in Article 10.1(a); and

(c)	special recruiting efforts in northern communities undertaken in cooperation with local governments, First Nations, Metis and federal and provincial agencies.

10.2	The Lessee shall, where practicable, use its best efforts to cause all contractors working on site to adopt similar policies of employment, recruitment and reporting that will contribute to the achievement of the intent as stated in Article 9.0.

Article 11.0 Training and Development Program

11.1	Both Parties agree that the Lessee has the ultimate responsibility for the establishment of internal training programs necessary to meet its needs on the Lease Lands.

11.2	The Lessee shall, to the extent practicable, upgrade and train its employees in relation to the Lessee’s needs and obligations and ensure a positive work environment which is conducive to employees, in particular Residents of Saskatchewan’s North, achieving increased knowledge and accepting greater responsibility in their employment opportunities with the Lessee.

11.3	The Parties agree that ongoing and progressive on-the-job training is an effective approach to meeting the intent of this Part III and that such training will be offered to the Lessee’s employees, in particular Residents of Saskatchewan’s North, to the extent practicable. The Lessee further agrees that, to the extent practicable, it will use best efforts to ensure its contractors’ employees are provided the same on-the-job training by the contractors.

11.4	The Government of Saskatchewan shall use its best efforts to provide basic education and literacy training which will make the transfer of skills on-the-job more effective, and the Lessee will cooperate with the Government of Saskatchewan in this regard, where practicable. It is agreed that the provision of opportunities for professional and technical education in the Northern Saskatchewan Administration District would assist Residents of Saskatchewan’s North to compete for a wider range of jobs associated with the Seabee Project.

11.5	With the support and cooperation of Saskatchewan training institutions and such other accreditation-granting bodies as may be involved from time to time, the Lessee shall use its best efforts to organize and implement its training programs so that employees, in particular Residents of Saskatchewan’s North, completing the training

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will be able to use the skills acquired and time spent as credit towards certification or status recognized in Saskatchewan.

11.6	Where it is mutually advantageous and agreeable to the Lessee and an employee, the Lessee will take the steps necessary to record the details of employment with the northern office of Apprenticeship and Trade Certification, according to The Apprenticeship and Trade Certification Act.

Article 12.0 Commercial Opportunities

12.1	The Lessee shall encourage businesses located in the Northern Saskatchewan Administration District to supply goods and services to the Seabee project through:

(a)	adoption of the following practices:

	(i)	annually preparing and submitting a five-year rolling Business Opportunities Forecast, the first two years of which shall be complete with such information, benchmarks and processes as will enable performance monitoring for the Seabee project and the last three years of which shall contain general business trend information. The initial Business Opportunities Forecast shall be completed and submitted to the Economic and Community Development Division, Saskatchewan Northern Affairs within 3 months following the execution of this Agreement. Thereafter, an updated Business Opportunities Forecast will be prepared and submitted annually on or before November 1;

	(ii)	maintenance of ongoing contact and liaison with the business community in northern Saskatchewan and the Economic and Community Development Division, Saskatchewan Northern Affairs; and

	(iii)	provision of public tender documents at one or more locations in northern Saskatchewan when contracts for work at the Seabee Project are to be awarded by public tender.

(b)	adherence to the following practices, where consistent with the economics of the Seabee Project and good Canadian mining practice:

	(i)	fragmentation of contracts, requests for proposals or invitations to quote on the supply of goods and services; and

	(ii)	the establishment of bids or quotes on invitational bases.

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12.2	The Lessee agrees that it is desirable and that it will use its best efforts to require all contractors working on site to procure goods and services from northern businesses.

Article 13.0 Compensation

13.1	The Lessee shall satisfy the Minister of Saskatchewan Northern Affairs that any individuals who, immediately prior to the establishment of the original Surface Lease Agreement, used or occupied the Lease Lands by way of a lease, license or permit granted by the Government of Saskatchewan, shall be compensated for their actual monetary losses arising out of this disposition, and shall disclose to such Minister the names of such individuals.

13.2	Prior to March 31st each year, the Lessee shall prepare and submit a Compensation Report to the Resource and Industry Development Division, Saskatchewan Northern Affairs, in a format prescribed by the Division, detailing any compensation paid during the course of the year under report, for actual monetary losses arising as a result of this Agreement, to individuals who had used or occupied the Lease Lands prior to the effective date of this Agreement. Notwithstanding the foregoing, the Lessee’s obligation to submit a Compensation Report is conditional upon the Lessee receiving, and the Lessee shall request, the consent of affected individuals to the release of the information contained in the Compensation Report to the Resource and Industry Development Division. The absence of any one individual’s consent shall not prevent the preparation and submission of this Report with respect to other affected, consenting individuals.

Article 14.0 Monitoring

14.1	The Parties agree that the Government of Saskatchewan has primary responsibility for monitoring the success of activities undertaken to address the objectives of Part III of this Agreement.

14.2	Pursuant to Article 14.1, and in a spirit of cooperation, the Parties agree:

(a)	to establish and maintain an open dialogue for the timely exchange of relevant information; and

(b)	that to the extent possible without breaching confidentiality and/or proprietary interests, such information will be shared in public forums.

14.3	The Lessee shall prepare and file with the Northern Office, Saskatchewan Learning, employment statistics for the Seabee Project and on behalf of its on-site contractors, which reflect the degree of achievement of the objectives of this Part III. These

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statistics shall be prepared and submitted in accordance with the terms of the Human Resource Development Agreement for this project or as otherwise reasonably requested by the Northern Office of Saskatchewan Learning.

14.4	Prior to March 31st each year, the Lessee shall prepare and submit a Northern Business Participation Report to the Resource and Industry Development Division, Saskatchewan Northern Affairs, in a form acceptable to the Division, detailing:

(i)	the nature (character), by suitable categories, and value of goods and services purchased during the year under report, in the construction, operation and reclamation and decommissioning phases of the Seabee Project;

(ii)	separate information regarding the nature (character) and value of goods and services purchased during the year under report, in the phases referred to in (i) above, from northern businesses; and

(iii)	the activities undertaken by the operator of the Seabee Project and its on-site contractors to achieve the intent of this Part III of the Agreement and any objectives as may have been set forth in the Business Opportunities Forecast for the year under report.

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PART IV

MISCELLANEOUS PROVISIONS

Article 15.0 Compliance with Relevant Statutes

15.1	The Lessee shall perform, observe and comply with all laws in force from time to time in the Province of Saskatchewan including, without limiting the generality of the foregoing, provisions of the following Saskatchewan Statutes: The Provincial Lands Act, The Forest Resources Management Act, The Wildlife Act, 1997, The Occupational Health and Safety Act 1993, The Government Organization Act, The Mineral Resources Act 1985, The Ground Water Conservation Act, The Litter Control Act, The Clean Air Act, The Environmental Assessment Act, The Boiler and Pressure Vessel Act, The Electrical Inspection Act 1993, The Fire Prevention Act 1992, The Gas Inspection Act 1993, The Passenger and Freight Elevator Act, The Radiation Health and Safety Act 1985, The Public Health Act 1994, The Environmental Management and Protection Act, The Dangerous Goods Transportation Act, The Ozone-Depleting Substances Control Act, 1993, The Pest Control Products (Saskatchewan) Act, The Water Corporation Act, and The Crown Minerals Act.

Article 16.0 Termination of Agreement

16.1	In the event the Lessee fails to pay the rent required under Article 2.0 or any part thereof when due, whether formally demanded or not, or fails to observe or perform the covenants, conditions, provisos and stipulations herein agreed to be observed and performed in Articles 2.0, 3.0, 4.0, 6.0, 7.0, 8.0, 15.0, 18.0, 19.0, and 23.0, the Minister may give written notice (“Default Notice”) to the Lessee specifying the failure. The Lessee shall thereupon:

(a)	remedy such failure within thirty (30) days after receiving the Default Notice; or

(b)	if the failure is such that it cannot be remedied within the thirty (30) day period, promptly and in any event within the thirty (30) day period, commence and diligently continue thereafter to remedy such failure and take any steps required to ensure that the failure will not occur again.

16.2	If a Default Notice is given and if the Lessee does not proceed in one of the manners contemplated in Article 16.1 or 16.3, the Minister may terminate this Agreement by giving written notice to the Lessee that this Agreement is terminated on such date as may be specified in the written notice and, thereupon, this Agreement shall be terminated.

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16.3	The Lessee may, prior to the expiration of the thirty (30) days referred to in Article 16.1, apply to the Minister for relief from the requirements which have given rise to the failures set out in a Default Notice. The Minister may grant relief from any of the said requirements, and in granting such relief the Minister may establish alternative procedures and requirements that the Lessee shall fulfil. If the Lessee fails to comply with the decision of the Minister within a further thirty (30) days, the Minister may, by notice to the Lessee, terminate this Agreement.

16.4	The Minister shall be entitled to waive all rights of termination arising under this Agreement by reason of any default and thereupon this Agreement and the Lessee’s rights hereunder shall be construed to continue as though no such default had occurred. All such waivers must be in writing and signed by the Minister and shall not prejudice any right of the Minister in the case of any other default.

16.5	This Agreement does not restrict the Lessee from commencing legal action in a court of law should the Minister terminate this Agreement.

Article 17.0 Arbitration

17.1	(a)	Subject to Article 17.1(b), disputes arising out of the interpretation, performance or breach of any of the Articles of this Agreement, other than the Articles set out in Part II and Article 22.1, may be submitted by either Party to arbitration. This provision shall not limit the requirements, provisions or powers conferred on any minister or official as contained in any statute of the Province of Saskatchewan or Regulations thereunder.

	(b)	The Lessee may submit a decision of an adjudicator, made pursuant to the appeal provisions referred to in Article 7.3(b), to arbitration, provided however that:

(i) such reference may only be made if the decision of the adjudicator is relied upon such that it results in a written notice (a “Termination Notice”) being given by the Minister to the Lessee that this Agreement is being terminated, as provided for in Articles 16.2 and 16.3, and

(ii) such reference is to be filed within thirty (30) days of the Lessee receiving a Termination Notice.

The submission of the dispute to arbitration does not stay the operation of the adjudicator’s decision.

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17.2	The Arbitration Act 1992 shall apply to any arbitration hereunder.

17.3	The Parties shall agree on the arbitrator. If the arbitrator is not selected within ten (10) days after notice of arbitration is given, a three-person arbitration board shall conduct the arbitration. Each Party shall, within seven (7) days from the expiration of the ten (10) day period, appoint one person to the arbitration board and thereafter immediately inform the other Party of the name of its nominee. The two nominees shall, within seven (7) days, agree on a third arbitrator who shall be the chairperson of the arbitration board. In the event either Party fails within the time specified to select its nominee or the nominees of the two Parties fail to agree upon a third arbitrator then the third arbitrator or the arbitrator to represent the Party which has not appointed its nominee, as the case may be, shall be appointed by the Chief Justice of the Court of Queen’s Bench for the Province of Saskatchewan. Each arbitrator shall be a person who, by education and experience, is qualified to adjudicate the matter.

17.4	The arbitration shall be conducted in La Ronge, Saskatchewan or other such place as the arbitrator or chairperson of the arbitration board as the case may be, may determine, and the arbitrator or arbitration board shall hear and dispose of the dispute, difference or question submitted in such manner as he in his discretion shall determine, but in doing so he shall be required to receive the submissions of the Parties in respect of the said question, dispute or difference. The arbitrator or arbitration board in the conduct of the proceedings shall not be bound by the Rules of the Court of the Province of Saskatchewan or by the traditional rules of evidence.

17.5	The decision of the single arbitrator or a simple majority of the arbitration board shall be binding upon the Parties. In the event the arbitration board is unable to arrive at a simple majority decision, the decision of the chairperson shall be binding.

17.6	The arbitrator or the arbitration board shall have the authority to include in an award any of the following:

(a)	a finding that there has been a breach of the Agreement;

(b)	a finding that there has been no breach of the Agreement;

(c)	a finding that although there has been a breach of the Agreement, the breach should be excused;

(d)	an order for specific performance as could be awarded by a Judge of the Court of Queen’s Bench;

(e)	an order to pay a penalty for a breach of the Agreement;

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(f)	an order to pay a fixed sum daily by way of penalty until the Party to pay discontinues or remedies the breach of this Agreement;

(g)	a direction to pay damages;

(h)	an order overturning or confirming a decision to terminate this Agreement; and/or,

(i)	such other direction or order as is deemed necessary and equitable to ensure compliance with the spirit, intent and provisions of this Agreement.

17.7	Where a dispute has been submitted to arbitration, in addition to all the powers contained in Article 17.6 the arbitrator or the arbitration board may make such interim orders as it considers appropriate pending resolution of the dispute.

17.8	The decision of the arbitrator or the arbitration board may be appealed, by either Party, to the Court of Queen’s Bench. The applicant shall serve the Notice of Appeal on the respondent within fifteen (15) days of receipt of the decision of the arbitrator or the arbitration board.

17.9	Where any matter is referred to an arbitrator or arbitration board, the provisions of this Agreement shall continue in full force until a final determination has been made by the arbitrator or arbitration board and the period for commencing an appeal under Article 17.8 has expired, or if an appeal is made, until a final court decision is issued.

17.10	Where the Lessee fails to comply with an order of an arbitrator or arbitration board or, where an appeal is taken, and the Lessee fails to comply with the final decision of a court, then, if the result of such failure to comply is that the Lessee is in breach of any of Articles 2.0, 3.0, 4.0, 6.0, 7.0, 8.0, 15.0, 18.0, 19.0 or 23.0, then the Minister may give a Default Notice to the Lessee pursuant to the provisions of Article 16.1, whereupon the provisions of Article 16 will be implemented; provided that if the decision of the arbitrator, arbitration board or court is that there has been a breach of one of these Articles and the Minister has previously given a Default Notice to the Lessee pursuant to Article 16.1 with respect to the breach, the remaining provisions of Article 16 will apply and no new Default Notice need be given by the Minister.

Article 18.0 Assignments

18.1	The Lessee shall not assign, transfer or sublet this Agreement or any part hereof or any of the rights or privileges contained herein without the written consent of the Minister, which shall not be unreasonably withheld, and, in the event an assignment is made, the assignee shall become a Party to this Agreement.

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Article 19.0 Indemnity

19.1	The Lessee shall indemnify and keep the Minister harmless from and against all actions, suits, claims and demands arising out of or in connection with the operations carried on by the Lessee, its servants, employees, agents, licensees and contractors, in, under or upon the Lease Lands. If any claim comes to the attention of the Minister which could give rise to a right of indemnity hereunder, the Minister shall promptly give written notice to the Lessee and the Lessee may, if the Minister has not elected to do so, defend such claim, in which event the Minister shall, at the Lessee’s expense, cooperate with the Lessee in any reasonable way including providing such information as the Lessee may reasonably request and allowing the Lessee to act for, on behalf and in the name of the Minister for such purposes. In defending such claim, the Lessee shall not make any admission of liability or fault on behalf of the Minister without the written consent of the Minister. If the Minister elects to defend such claim, the Lessee shall only be liable in respect of the costs and expenses of such defence for those costs and expenses which, reasonably viewed, would have been incurred in such defence by a Lessor other than the Government of Saskatchewan.

Article 20.0 Force Majeure

20.1	If either Party is delayed, hindered or prevented from the performance of any of its obligations under this Agreement, (hereinafter referred to as the “Delay”), by reason of fire, flood, explosion, acts of God, war, revolution, civil disturbance, embargoes, authorized and lawful acts of the federal government or any board, agency or other instrument of the federal government, strikes or other cause similarly beyond the reasonable control of the Party affected (except by reason of lack of funds or the financial condition of that Party) (collectively an “Event of Force Majeure”) such performance shall be excused for the period of the Delay and any period within which such performance is to be effected shall be extended by the period of such Delay, subject to the limitations set out in Article 22.1. No Party shall be entitled to relief under this section unless, within fourteen (14) days after the commencement of the Delay, the Party claiming such relief shall have given notice of the Delay in writing to the other Party.

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Article 21.0 Notices

21.1	Any notices or communications required or permitted to be given pursuant to this Agreement shall be in writing and shall be delivered to, or sent by prepaid registered or certified mail or confirmed facsimile addressed to:

(a) in the case of a notice or communication to the Minister:

Legislative Building Regina, Saskatchewan, Canada S4S 0B3 Attention: Minister of Saskatchewan Northern Affairs Facsimile: (306) 798-2042

with a copy forwarded to:

Resource and Industry Development Division Saskatchewan Northern Affairs Box 5000 La Ronge, Saskatchewan, Canada SOJ 1LO Attention: Executive Director Facsimile: (306) 425-4349

and:

Legislative Building Regina, Saskatchewan, Canada S4S 0B3 A ttention: Minister of Saskatchewan Environment Facsimile: (306) 787-0395

(b) in the case of a notice or communication to the Lessee:

Claude Resources Inc. 200 - 224 4th Avenue South Saskatoon, Saskatchewan S7K 4E4 Attention: President Telephone: (306) 668-7505 Facsimile: (306) 668-7500

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or to such other address as either Party may notify the other in accordance with this Article, and if so delivered shall be deemed to have been given when delivered, or at the time of confirmation of electronic transmission if sent by facsimile if such day is a business day, otherwise the next business day following, and if so mailed shall be deemed to have been given on the third business day after the date of mailing except in the case of a mail strike or other disruption of postal service in which case it shall be deemed to have been given on the third business day after such strike or disruption ceases.

Article 22.0 Term of Agreement

22.1	Subject to the other provisions in this Agreement, the term of this Agreement shall be for twenty-three (23) years, commencing on the effective date.

22.2	At any time during the term of this Agreement, the Lessee shall be entitled on twelve (12) months written notice to apply to the Minister to terminate this Agreement or to surrender any portion of the Lease Lands, which application shall be granted subject to terms and conditions established by the Minister.

22.3	The Lessee may apply to the Minister for approval, which shall not be unreasonably withheld, for a ten (10) year extension to the term of this Agreement. Such application shall be made in writing not less than twelve (12) months prior to the expiration of the term. All of the conditions, covenants and provisions of this Agreement shall continue in force in any approved extension. In no case shall the full term of this Agreement, including the extension, exceed thirty-three (33) years.

22.4	The Lessee shall on the termination of the Agreement for whatever cause (including expiration of the term) or within six (6) months, if all claims for rent and charges, if any, have been duly satisfied, remove from the Lease Lands all of its property provided, however, that if:

(a)	the Lessee does not conform to the provisions regarding decommissioning in Article 8.0 of this Agreement; or

(b)	the Lessee has not removed the property within six (6) months of the termination of this Agreement;

the property remaining on Lease Lands shall be forfeited to the Government of Saskatchewan and shall become and be the property of the Government of Saskatchewan. The Minister may recover from the Lessee any reasonable costs incurred for the cleanup or removal of property. The Minister may grant an

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extension to allow the Lessee sufficient time to remove its property, subject to the Lessee showing due cause, and subject to the limitations set out in Article 22.1.

Article 23.0 Place of Business

23.1	The Lessee shall maintain for the duration of this Agreement and any extension or renewal thereof, an office and place of business of the operator of the Seabee Project in the Province of Saskatchewan, and at such office shall make available, on reasonable notice, any and all books and records or copies thereof which the Government of Saskatchewan or its authorized representatives may require pursuant to the provisions of this Agreement.

Article 24.0 Confidentiality

24.1.1	All information exchanged between the Parties hereto which either Party declares in writing to be confidential, shall be kept confidential, except insofar as may be necessary to enforce the terms of this Agreement or except as required by law.

Article 25.0 Binding Effect

25.1	This Agreement and everything herein contained shall enure to the benefit of, and be binding upon, the respective successors and permitted assignees of the Parties hereto and the expression “Minister” shall be construed as including the successors in office of the Minister of Saskatchewan Northern Affairs and the Minister of Saskatchewan Environment and shall include such other members of the Executive Council for the Province of Saskatchewan that are designated by the Lieutenant Governor in Council as being the Ministers responsible for this Agreement, and includes the successors in office of such other members of the Executive Council.

Article 26.0 Other Leases

26.1	Without limiting the requirements, provisions and powers conferred on any minister or official as contained in any statute of the Province of Saskatchewan or regulations thereunder, the Minister shall not, without first consulting with the Lessee, grant or permit other surface leases or other agreements granting easement, tenement or other rights upon any of the Lease Lands during the term of this Agreement, or any extensions thereof.

Article 27.0 Scope of Covenants

27.1	Except as provided for in Article 23.0, the covenants of the Lessee in this Agreement have reference only to the operations of the Lessee to be conducted on the Lease Lands and not to any other operation of the Lessee.

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Article 28.0 Continuing Obligations

28.1.1	Notwithstanding that this Agreement has been terminated or has expired, the Lessee shall fulfil requirements for decommissioning and reclamation as are set out in Article 8.0, shall remove its property from the Lease Lands as set out in Article 22.4 and in connection with such operations shall indemnify the Minister as set out in Article 19.1.

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PART V

CONSTRUCTION OF AGREEMENT

Article 29.0 Interpretation

29.1	In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

(a)	the singular shall include the plural and the plural shall include the singular; and

(b)	the masculine shall include the feminine or neuter where the context so requires.

29.2	The Appendices attached hereto and forming part of this Lease Agreement as of the effective date hereof are as follows:

Appendix “A” -	Seabee Mine Site Map Showing Existing Mine Leases and Proposed Annex dated May 1, 2002
Appendix “B” -	“Guidelines for Environmental Protection During Road Construction”, Saskatchewan Environment, December, 1993
Appendix “C” -	“Guidelines for Environmental Protection During Development and Restoration of Sand and Gravel Pits”, Saskatchewan Environment, September, 1983, reprinted November 1987

To the extent that any provision of any of these Appendices is inconsistent with this Agreement, the provisions of this Agreement, excluding the Appendix, shall prevail.

29.3	The division of this Agreement into Parts and Articles, the provision of a Table of Contents, and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

29.4	In the event that any other legal entity owned, directed or controlled by the Lessee or any of the corporations referred to herein collectively as the Lessee, becomes the operator of the Seabee Project, then the said entity shall become a Party to this Agreement and all references applicable to the Lessee hereunder shall be interpreted as referring to the said entity. The Lessee shall ensure that the said entity assumes and performs all the obligations and responsibilities of the Lessee hereunder.

29.5	The Lessee will ensure that any third Party undertaking any of the functions of the Lessee under this Agreement complies with the spirit and intent of this Agreement and all requirements imposed on the Lessee as may be applicable to the third Party.

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29.6	Any reference herein:

(a)	to any Act or to any Regulation made under any Act is a reference to Saskatchewan laws unless otherwise specifically indicated;

(b)	to any Act or to any Regulations made under any Act includes a reference to all orders and statutory instruments made pursuant to that Act or Regulations; and

(c)	to any Act or to any Regulation made under any Act includes a reference thereto as may from time to time be re-enacted, amended, revised or consolidated, or to any Act or Regulation from time to time passed in substitution therefor or in relation to like matters.

29.7	To the extent that any provision of this Agreement is inconsistent with the provisions of any provincial operating permit issued to the Lessee in connection with the Seabee project, the provisions of such operating permit(s) shall prevail.

Article 30.0 Entire Agreement

30.1	This Agreement together with all documents and agreements incorporated by reference constitutes and contains the entire and only Surface Lease Agreement between the Minister and the Lessee concerning the use of the Lease Lands and supersedes and cancels any and all pre-existing Surface Lease Agreements and understandings relevant thereto.

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The Parties execute this Agreement on the date set opposite their signature.

CLAUDE RESOURCES INC.

Per: /s/ Neil McMillan	Date: June 3, 2002

Per: /s/ Arnie E. Hillier

MINISTER OF SASKATCHEWAN NORTHERN AFFAIRS

Per: /s/ Buckley Belanger	Date: June 4, 2002

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